CATAILYST, INC.

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Catailyst, Inc.
Needham, MA

We have reviewed the accompanying financial statements of Catailyst, Inc. (a corporation), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
February 15, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CATAILYST, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021
_____

		2022		**2021**
ASSETS				
CURRENT ASSETS				
Cash	$	12,392	$	20,535
Accounts Receivable		990		-
TOTAL CURRENT ASSETS		13,382		20,535
NON-CURRENT ASSETS				
Fixed Assets		25,000		20,000
Accumulated Depreciation		(16,806)		(10,139)
TOTAL NON-CURRENT ASSETS		8,194		9,861
TOTAL ASSETS	$	21,576	$	30,396
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		-		1,741
TOTAL CURRENT LIABILITIES		-		1,741
NON-CURRENT LIABILITIES				
Related Party Loan		50,035		50,035
TOTAL LIABILITIES		50,035		51,776
SHAREHOLDERS' EQUITY				
Class-A Common Stock (10,000,000 shares authorized; 625,000 issued; $0.01 par value)		6,250		6,250
Class-B Common Stock (375,000 shares authorized; 375,000 issued; $0.01 par value)		3,750		3,750
Option Grants		8,029		3,763
Retained Deficit		(46,488)		(35,143)
TOTAL SHAREHOLDERS' EQUITY		(28,459)		(21,380)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	21,576	$	30,396

CATAILYST, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Operating Income		
Sales	$ 25,500	$ -
Cost of Goods Sold	4,183	-
Gross Profit	21,317	-
Operating Expense		
Salaries & Wages	29,786	52,245
Legal & Professional	8,631	12,730
Depreciation	6,667	6,528
General & Administrative	6,313	3,890
Stock Compensation Expense	4,266	3,232
Advertising & Marketing	84	-
	55,746	78,625
Net Loss from Operations	(34,429)	(78,625)
Other Income (Expense)		
Other Income	23,541	60,139
Taxes	(456)	(906)
Net Loss	$ (11,345)	$ (19,393)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	1,000,000	1,000,000
Net Loss per share	$ (0.01)	$ (0.02)

CATAILYST, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (11,345)	$ (19,393)
Depreciation	6,667	6,528
Change in Accounts Receivable	(990)	-
Change in Accounts Payable	(1,741)	1,358
Net Cash Flows From Operating Activities	(7,409)	(11,507)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(5,000)	(5,000)
Net Cash Flows From Investing Activities	(5,000)	(5,000)
Cash Flows From Financing Activities		
Issuance of Option Grants	4,266	3,232
Issuance/(Repayment) of Related Party Loan	-	5,418
Issuance of Common Stock	-	3,750
Net Cash Flows From Financing Activities	4,266	12,400
Cash at Beginning of Period	20,535	24,642
Net Decrease In Cash	(8,144)	(4,107)
Cash at End of Period	$ 12,392	$ 20,535

CATAILYST, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

_____

| | Class-A Common Stock | | Class-B Common Stock | | Option | Retained Deficit | Total Shareholders' |
	Number	Amount	Number	Amount	Grants		Equity
Balance at December 31, 2020	625,000	$ 6,250		$ -	$ 531	$ (15,750)	$ (8,969)
Issuance of Stock			375,000	3,750	3,232		6,982
Net Loss						(19,393)	(19,393)
Balance at December 31, 2021	625,000	$ 6,250	375,000	$ 3,750	$ 3,763	$ (35,143)	$ (21,380)
Issuance of Stock					4,266		4,266
Net Loss						(11,345)	(11,345)
Balance at December 31, 2022	625,000	$ 6,250	375,000	$ 3,750	$ 8,029	$ (46,488)	$ (28,459)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Catailyst, Inc. ("the Company") is a corporation organized under the State of Delaware. The Company offers a data analytics platform that provides access to financial, clinical, scientific, and regulatory information exclusively in the life science industry. In addition, the company has also developed several real time alerts and superior search functionalities using proprietary data science methods of artificial intelligence.

The Company is affiliated with, Xelpmoc Design and Tech Limited, a technology & design company that offers its services to the Company under an agreement described further in the "Related Party Transaction/Service Agreement" footnote.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $11,297 and 2021 of $19,327.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 15, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Related Party Transactions/Service Agreement

During 2019, the Company entered into a master service agreement ("MSA") to acquire services from an independent contractor, Xelpmoc Design and Tech Limited, which it intends to use to enhance its platform.

In late 2022, the agreement was amended, calling for $3,750 per employee under a monthly basis plus any applicable taxes, if any. The company will ensure that all the invoices are paid within 30 days from the date of the invoice or will be imposed a late fee charge. Future monthly payments due under the agreement are as follows:

2022- $3,750
2023- $3,750
2024- $3,750

In addition, the agreement term was extended until December 3, 2024. At the conclusion of the extended term, the Company will have the option to renew the term on a yearly basis.

In conjunction with the agreement, the Company issued 375,000 shares of Class-B Common Stock at the par value of $0.01 or an aggregate purchase price of $3,750.

Other Income

In 2022 and 2021, the Company received funding in the form of state-local grants and loans under the Paycheck Protection Program ("PPP") and Massachusetts Life Sciences Center Intern Sponsorship Program The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. Loan amounts that are not cancelled accrue interest at the rate of 1.00% per annum. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

The Company has incentive agreements with the Massachusetts Life Sciences Center, which state that the company will offer employment to qualifying interns. In exchange for the commitment, the Company will be reimbursed on the basis of hours worked for each agreed stipend.

As of December 31, 2022, and 2021, the Company received funding through the following items, broken out by its respective year:

Description (2022)	Amount Received
Intern Sponshorship Program (Reimbursement)	$ 23,541
Total	$ 23,541

Description (2021)	Amount Received
PPP Loan	$ 39,879
Intern Sponshorship Program (Reimbursement)	20,260
Total	$ 60,139

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognized recurring revenues from its software platform.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2022 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Related Party Loan

The Company issued a series of related party notes payable in exchange for cash for the purpose of continuing operations ("the Related Party Loan"). The notes bear no interest and are payable at a future date to be determined by management.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue up to 10,375,000 shares of $0.01 par value Common Stock. Common Stock is divided into 10,000,000 shares of $0.01 par value Class-A Common Stock and 375,000 shares of $0.01 par value Class-B Common Stock.

Class-A Common Stock: Class-A common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock held. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Class-B Common Stock: Class-B common shareholders have non-voting rights. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Each share of Class-B Common Stock shall be convertible into one fully paid and nonassessable share of Class-A Common Stock at the option of the holder thereof at any time following the conclusion of time-based or other applicable vesting requirements, at the sole discretion of the Board of Directors.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Class-A Common Stock	625,000
Class-B Common Stock	375,000

NOTE F- EQUITY BASED COMPENSATION

In 2022, the Board of Directors adopted the 2022 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2022, 481,500 shares remain issuable under the Plan.

During 2022 and 2021, the Company had 18,500 and 13,000 outstanding stock options. The granted options had an exercise price between $.07 or $.13, will expire in ten years, and vest over a four year-period. All issued stock options remain to be exercised.

As of 2022 and 2021, a portion of its outstanding stock options have vested amounting to 8,029. The Company measures the value of these options at their intrinsic value. The value of the stock did not exceed the exercise price upon these grants.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
12/31/2020 Outstanding at December 31, 2020	13,000	$ 0.13	10.00
Granted			
Expired/Forfeited			
12/31/2021 Outstanding at December 31, 2021	13,000	-	9.80
Granted	5,500	0.07	10.0
Expired/Forfeited			
12/31/2022 Outstanding at December 31, 2022	18,500	0.07	9.80

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2022
Expected life (years)	10.0
Risk-free interest rate	0.033%
Expected volatility	10%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. This stems from a selection of major customers.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 15, 2023, the date that the financial statements were available to be issued.